Exhibit 99.2

LAKESHORE BIOPHARMA CO., LTD

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: LSB)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be Held on July 25, 2024
(or any adjournment(s) or postponement(s) thereof)

NOTICE IS THEREBY GIVEN that an extraordinary general meeting (the “EGM”) of the shareholders of LakeShore Biopharma Co., Ltd, a Cayman Islands exempted company (the “Company”), will be held at 10:00 a.m. Hong Kong Time on July 25, 2024, virtually via a Zoom video conference call. Instructions for accessing the video conference call are as follows:

Zoom dial-in details: Meeting URL:

https://us06web.zoom.us/j/6195900008?pwd=OTEvOGtnNFVpaUdBUkdRRlp4Y0txUT09

Meeting ID: 619 590 0008

Passcode: 666666

The Company received a shareholders’ requisition dated June 14, 2024, issued by certain shareholders of the Company holding shares which carry in aggregate not less than 10% of all votes attaching to all issued and outstanding shares of the Company, including Yi Zhang, All Brilliance Investments Limited, Apex Pride Global Limited, Hopeful World Company Limited and Acton Town International Limited (together, the “Requisitioning Shareholders”), requesting the directors of the Company to convene an EGM to provide explanations to the shareholders of the Company on matters as described below:

1	The circumstances leading to the filing of the United States Securities and Exchange Commission Form 6-K Report, filed on June 10, 2024 (the “SEC Report”), including the reasons for the resignation of each of the former directors specified in the SEC Report.

2	The justification for establishing new subsidiaries of the Company, including Lakeshore Tech Hong Kong Limited and Huan Yuanhang Technology (Beijing) Co., Ltd. The purpose of establishing these new subsidiaries, the related costs, the intended operations of each entity, and if any assets or personnel are intended to be transferred from the Company to any of the subsidiaries.

3	The reasons leading to the conclusion that “[t]aking into account the financial resources available to the Company and Liaoning Yisheng, the Company does not expect the arbitration proceedings and related asset preservation order to have a material adverse impact on its business, financial condition and results of operations. The Company is in the course of evaluating its options to protect the legitimate interests of the Company and its shareholders through legal means” in the SEC Report.

The EGM will be held for the sole purpose of providing information as requested by the Requisitioning Shareholders.

[Signature continues on the following page]

By order of the Board

/s/ Dave Chenn
Dave Chenn, Chairperson of the Board

Dated: July 5, 2024

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands